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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 1-9965
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
             [ ] Form N-SAR

                       For Period Ended: December 31, 1997
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         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Keithley Instruments, Inc.
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Address of principal executive office (Street and number):  28775 Aurora Road
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City, state and zip code:  Solon, Ohio 44139
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                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be complete. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Registrant added a Personal Choice Retirement Account option to the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") effect January 1, 1997. With a Personal Choice Retirement Account, a Plan participant may choose to invest in any stock listed on a major U.S. exchange, over 800 mutual funds, bonds and other fixed-income investments, and money market funds. The addition of this fund option caused the need for a Form 11-K for the first time. The information to complete the financial statements for the Plan was not received from the Plan administrator until recently. The Registrant's accountants will complete their audit of the Plan and the Registrant will file the required Form 11-K within the fifteen-day extension period.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Marcia J. Parker               440                       498-2627
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     (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes   [X] No

                           Keithley Instruments, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 1998           By:  /s/ Ronald M. Rebner
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                                  Ronald M. Rebner
                                  Vice President and Chief Financial Officer
                                  (Principal Financial and Accounting Officer)